HARRY S. PANGAS

DIRECT LINE: 202.383.0805

E-mail: harry.pangas@sutherland.com

December 19 , 2014

Mr. Dominic Minore

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Alcentra Capital Corporation Registration Statement on Form N-2 File No. 333-199622

Dear Mr. Minore:

On behalf of Alcentra Capital Corporation (the “Company”), set forth below is the Company’s responses to oral comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that we received during a telephone call on December 15, 2014, regarding the draft of Pre-Effective Amendment No. 1 to the Company’s registration statement on Form N-2 as provided supplementally to the Staff as correspondence on December 9, 2014 (the “Registration Statement”). The Staff’s comments are set forth below and are followed by the Company’s responses. Where revisions to the prospectus are indicated in the Company’s responses set forth below, such revisions have been included in the revised draft of Pre-Effective Amendment No. 1 to the Registration Statement filed concurrently herewith.

Outside Front Cover

1.	At the end of the second paragraph, clarify that the supplement to be provided in the event that any of the terms of the notes change during the course of the offering, will be provided to the prospective purchasers of the notes prior to the offer and sale of such notes.

RESPONSE: The Company has revised the disclosure accordingly.

2.	Revise the disclosure in the fourth paragraph to clarify that the notes are and will be effectively subordinated to all of the Company’s existing secured indebtedness as well as any future existing secured indebtedness.

RESPONSE: The Company has revised the disclosure accordingly.

ATLANTA	AUSTIN	GENEVA	HOUSTON	LONDON	NEW YORK	SACRAMENTO	WASHINGTON D.C.

Mr. Dominic Minore

Securities and Exchange Commission

December 19 , 2014

3.	At the end of the fourth paragraph, include a cross reference to the disclosure in the “Summary” section that lists the amount of all liabilities and obligations that will rank senior, equal to, and junior to the notes.

RESPONSE: The Company has revised the disclosure accordingly.

4.	In the bullet pointed list, include disclosure highlighting the fact that an investor will be locked into their investment until the notes mature given that the notes will not be listed for trading on a securities exchange.

RESPONSE: The Company has revised the disclosure accordingly.

5.	On page 133 of the prospectus, the disclosure states that the Company has agreed to reimburse the purchasing agent for certain expenses. Clarify whether the expenses payable indicated on the front cover takes such reimbursements into consideration.

RESPONSE: The Company has deleted the language referred to by the Staff given that the Company will not be reimbursing the purchasing agent for any expenses incurred by the purchasing agent in connection with the offering.

Prospectus Summary

6.	In the subsection titled “Recent Developments” if any of the investments listed would account for five percent or more of the Company’s net assets, please include the information that would be required under Item 8.6(a) of Form N-2.

RESPONSE: The Company has revised the disclosure accordingly.

Specific Terms of the Notes and the Offering

7.	Where the ranking of the notes is described, revise the disclosure to state the total amount of liabilities and obligations that will rank senior to, equal to, and junior to the notes.

RESPONSE: The Company has revised the disclosure accordingly.

8.	In the second full paragraph on page 12, revise the format of the list to present the listed items in bullet form.

RESPONSE: The Company has revised the disclosure accordingly.

Mr. Dominic Minore

Securities and Exchange Commission

December 19 , 2014

9.	Under the subheadings titled “Defeasance” and “Covenant Defeasance” add a sentence stating that the Company is under no obligation to exercise these rights to each subsection.

RESPONSE: The Company has revised the disclosure accordingly.

10.	In the “Summary” section as well as the “Risk Factors” section, revise the disclosure to remove references to specific sections of the 1940 Act and instead describe in plain English the requirements and obligations under these sections.

RESPONSE: The Company has revised the disclosure accordingly.

11.	On page 17, reduce the amount of detail used to describe the “Survivor’s Option” and revise the description so that it is two to three sentences long. The description should state that the Survivor’s Option will be available under limited circumstances and in a limited amount.

RESPONSE: The Company has revised the disclosure accordingly.

Use of Proceeds

12.	The disclosure currently states that the Company has $42.2 million outstanding under its Credit Facility, but that the Company intends to use $20 million of the proceeds from the offering to pay existing indebtedness. Explain supplementally why the Company does not intend to use all of the proceeds to pay existing indebtedness. Revise the disclosure to explain why the Company intends to use debt with a higher interest rate to pay existing indebtedness with a lower interest rate.

RESPONSE: The Company advises the Staff that the Company intends to use all of the proceeds from this offering to pay its existing indebtedness under the Credit Facility. The Company has revised the disclosure accordingly.

Ratios of Earnings to Fixed Charges

13.	Revise the disclosure to clarify that the ratios do not take into account the interest and other expenses associated with the Notes sold in this offering.

RESPONSE: The Company has revised the disclosure accordingly.

Plan of Distribution

14.	If the Purchasing Agent will make a market in the Notes, consider whether the Purchasing Agent must file a market-making prospectus.

RESPONSE: Because the dealer exemption contained in Section 4(a)(3)(B) of the Securities Act of 1933 (the “1933 Act”), as modified by Rule 174 thereunder, will be immediately available in connection with the market-making activities of the Purchasing Agent with respect to the Notes, the Purchasing Agent will not be required by the 1933 Act to deliver a final prospectus in connection therewith.

Mr. Dominic Minore

Securities and Exchange Commission

December 19 , 2014

Moreover, please be advised that a “market-making prospectus” is only required when the dealer exemption contained in Section 4(a)(3)(B) of the 1933 Act is not available because the broker-dealer that is making a market in the securities of an issuer (which include principal transactions) is an affiliate of such issuer. Because the Purchasing Agent is not an affiliate of the Company, it will be able to avail itself to the dealer exemption contained in Section 4(a)(3)(B) of the 1933 Act, as modified by Rule 174 thereunder, in connection with its market-making activities with respect to the Notes.

* * *

Should you have any questions regarding this letter, please contact me at (202) 383-0805.

Sincerely,

/s/ Harry S. Pangas

Harry S. Pangas

cc:	Steven B. Boehm, Esq.